UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

RENTRAK CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

760174 10 2

(CUSIP Number)

Robert S. Hart, Esq.

5424 Deloache Avenue

Dallas, Texas 75220

(214) 378-5301

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760174 10 2	SCHEDULE 13D	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mark Cuban
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 772,900
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 772,900
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 772,900
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.4%
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 12,103,315 shares of common stock of the issuer outstanding on February 3, 2014.

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D filed by Mark Cuban with the Securities and Exchange Commission (the “Commission”) on September 22, 2011, as amended by that Schedule 13D/A filed with the Commission on January 23, 2014, as amended by that Schedule 13D/A filed with the Commission on March 27, 2014, as amended by that Schedule 13D/A filed with the Commission on March 28, 2014 (as amended and supplemented, collectively, the “Schedule 13D”), relating to the Common Stock, par value $0.001 per share (the “Common Stock”), issued by Rentrak Corporation (the “Issuer”). Initially capitalized terms used herein that are not otherwise defined herein shall have the same meanings attributed to them in the Schedule 13D. Except as expressly provided for herein, all Items of the Schedule 13D remain unchanged.

Item 5.	Interest in Securities of the Issuer

(A) All percentages set forth in this statement are based on 12,103,315 shares of Common Stock reported in the Issuer’s Quarterly Report on Form 10-Q for the period ending December 31, 2013 filed with the Securities and Exchange Commission on February 6, 2014. As of the date of the filing of this Schedule 13D, Mr. Cuban is the beneficial owner of 772,900 shares of Common Stock, which represents approximately 6.4% of the shares of Common Stock outstanding.

(B) Mr. Cuban has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 772,900 shares of Common Stock.

(C) The following table discloses the transactions in shares of Common Stock by Mr. Cuban since the filing of the Schedule 13D/A on March 28, 2014:

Date	Type of Transaction	Number of Shares	Price per share
3/28/2014	Open Market Short Sale	6,300	$58.7894
3/31/2014	Open Market Short Sale	24,874	$60.3766
4/2/2014	Open Market Short Sale	19,100	$60.8304

(D) Not applicable.

(E) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On March 26, 2014, in the open market, Mr. Cuban sold to counterparties the right to call from him 200,000 shares of common stock at a price of $50.00 per share, if exercised prior to or on October 17, 2014. On March 26, 2014, in the open market, Mr. Cuban sold to counterparties the right to call from him 200,000 shares of common stock at a price of $55.00 per share, if exercised prior to or on October 17, 2014. On April 2, 2014, in the open market, Mr. Cuban sold to counterparties the right to call from him 100,000 shares of common stock at a price of $50.00 per share, if exercised prior to or on October 17,

2014. On April 2, 2014, in the open market, Mr. Cuban sold to counterparties the right to call from him 100,000 shares of common stock at a price of $55.00 per share, if exercised prior to or on October 17, 2014.

Item 7.	Material to Be Filed as Exhibits

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2014	/s/ Mark Cuban
Mark Cuban